UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT No. 1)


Name of Issuer:   SUCCESSORIES, INC.   (f/k/a Celex Group Inc.)
Title of Class of Securities:         COMMON STOCK
CUSIP Number:     864591102


Item 1:           REPORTING PERSON
                  Corbin & Company    (Tax ID: 75-2421966)

Item 2:           Not Applicable

Item 3:           SEC Use Only

Item 4:           CITIZENSHIP
                  A Texas Corporation

Item 5:           SOLE VOTING POWER
                  None              (See Note 1)

Item 6:           SHARED VOTING POWER
                  727,000     (See Note 1)

Item 7:           SOLE DISPOSITIVE POWER
                  None        (See Note 1)

Item 8:           SHARED DISPOSITIVE POWER
                           727,000  (See Note 1)


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CUSIP #:          864591102

Item 9:           AGGREGATE AMOUNT BENEFICIALLY OWNED
                  727,000  (See Note 1)

Item 10:          Not Applicable

Item 11:          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  10.8%             (See Note 1)

Item 12:          TYPE OF REPORTING PERSON
                  IA


CUSIP #:          864591102

Item 1(a).        NAME OF ISSUER:

                  SUCCESSORIES, INC.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2520 Diehl Road
                  Aurora, IL   60504

Item 2(a).        NAME OF PERSON FILING:

                  Corbin & Company

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  6300 Ridglea Place, Suite 1111
                  Fort Worth, TX   76116

Item 2(c).        CITIZENSHIP:

                  A Texas Corporation

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  864591102

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d- 2(b), and Corbin & Company is an investment advisor registered under section 203 of the Investment Advisers Act of 1940.



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CUSIP #:          864591102

Item 4.           OWNERSHIP AS OF MAY 31, 1998.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           727,000 shares    (See Note 1)

                  (b)      PERCENT OF CLASS:

                           10.8%     (See Note 1)

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                    None             (See Note 1)

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                                    727,000 (See Note 1)

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                    None             (See Note 1)

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                                    727,000 (See Note 1)

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                           All of the securities reported in this schedule are owned by Corbin & Company's advisory clients, who have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities, but no single client, to the best knowledge of Corbin & Company, holds more than five percent of the common stock of Successories, Inc. Corbin & Company disclaims true beneficial ownership of all such securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

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CUSIP #:          864591102

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

(Note 1).
     All securities reported on this schedule are owned by advisory clients of Corbin & Company, an investment advisor registered under section 203 of the Investment Advisers Act of 1940. Both the power to vote or direct the voting of such securities, and the power to dispose of or direct the disposition of such securities, are shared by Corbin & Company and its respective advisory clients, pursuant to Corbin & Company's advisory authority. Corbin & Company does not have registration or custody of any such securities, and disclaims true beneficial ownership of all such securities.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATE:                     June 8, 1998

                  SIGNATURE:                /s/   Barbara E. Shields
                                            Vice President for Client Relations
                                            and Legal Affairs